Mail Stop 3628
      September 2, 2005

Via U.S. Mail and facsimile to (617) 248-4000
Colleen J. Rice, Esquire
Acting General Counsel
     and Acting Corporate Secretary
Sierra Pacific Resources
P.O. Box 30150 (6100 Neil Road)
Reno, Nevada 89520-3600

Re:	Sierra Pacific Resources
      Schedule TO-I/A
      Filed on September 2, 2005
      File No. 005-44979
      Registration Statement on Form S-4/A
      Filed September 1, 2005
      File No. 333-127128

Dear Ms. Rice:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I
Form S-4
United States Federal Income Tax Consequences, page 40

1. We refer you to prior comments 18 and 4. It continues to appear that your counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, please continue to revise the disclosure to specifically disclose that counsel cannot opine on the material federal tax consequences and to describe the degree of uncertainty in the opinion. In doing so, clarify why counsel believes that the transaction "should" be treated as described. Also, in view of the anticipated changes to your tax opinion, it appears you should extend the offer and disseminate notice of these changes so that security holders will have adequate time to consider the changes. Tell us your plans in this regard. Closing
      As appropriate, please amend your Schedule TO and registration statement, as applicable, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisition



cc:	William C. Rogers, Esquire
      Choate, Hall & Stewart LLP
      Two International Place
      Boston, Massachusetts 02110
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Colleen J. Rice, Esquire
Sierra Pacific Resources
September 2, 2005
Page 1